2025 REPORT

Biophysical Therapeutics, Inc.



LETTER



Dear investors,

Thank you. Very humbled by your support. Working hard to realize the potential of the company. 1 minute read summary of the latest with the company can be found on Substack at this link here: https://drmichaelforrest.substack.com/p/new-longevity-science-only-available.

We need your help!

Any help with publicity will help: e.g., sharing our consumer-facing website (www.if1.skin) with friends, perhaps via social media. Moreover, the company may raise on Wefunder again, which you are humbly invited to participate in and share with friends. Your support has been, is, and will be extremely gratefully received.

Sincerely,

Sincerely,

Dr. Michael Forrest

Drug Inventor | CEO

How did we do this year?

REPORT CARD



B+

☺ The Good

Got more evidence, which published in 2024 in a paper titled "IF1 Protein Controls Aging Rate", and have got even more since.

Patents granted.

Edging towards market with partners identified, costed plan, website, pre-orders (!), etc.

☹ The Bad

Financially constrained.

Undercapitalized.

Enforced - perhaps unprecedented and incredible - capital efficiency.

2025 At a Glance

Fiscal Year Ends April 30



$0

Revenue



-$66,936

Net Loss



$0

Short Term Debt



$0

Raised in 2025



$40,500

Cash on Hand

INCOME   BALANCE   NARRATIVE

$0   🟢 Revenues   🔴 Profit $0







-$82,802

-$66,936

2024

2025

Net Margin: 0% Gross Margin: 0% Return on Assets: -165% Earnings per Share: -$0.01 Revenue per Employee: $0

Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 0%

InDoc2024-2025.pdf

We ❤ Our 112 Investors

Thank You For Believing In Us

Neil Thanedar
Tom Rhodes
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Frank Peart
Animesh Jain
Daniel Wang
Robert Powles
Derek TIMME
Joshua Dennis

Thank You!

From the Biophysical Therapeutics, Inc. Team



Dr. Michael Forrest

Drug Inventor | CEO

Cambridge University biochemistry graduate with Ph.D. computer science. A computational biology expert and a drug inventor.

Details

The Board of Directors

Director	Occupation	Joined
Michael David Forrest	Scientist @ Biophysical Therapeutics, Inc.	2022

Officers

Officer	Title	Joined
Michael David Forrest	CEO Secretary Treasurer CFO President	2022

Voting Power

Holder	Securities Held	Voting Power
Michael David Forrest	9,000,000 Common stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2023	$100,000	Safe	Regulation D, Rule 506(b)
08/2023	$35,000	Safe	Regulation D, Rule 506(b)
05/2024	$55,148		Regulation Crowdfunding

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Michael Forrest
Amount Invested	$190,149
Transaction type	Other
Issued	05/24/2024
Relationship	Founder and CEO

In total to date, from outside investors the company has received $190,148.50 in investment on safes, the last payment of which was received on 24 May 2024. The amount that the company paid to its founder and CEO (Dr. Michael Forrest) for fiscal years ending on 30 April in 2023, 2024, 2025, and 2026 was $0, $29600, $32500, and $25450 respectively. Average of which is $21,888 per annum.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	9,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Might be unable to find a partner(s) [e.g. pharmaceutical and/or cosmetic company/companies] to access the market. For certain product candidates, we depend, or will depend, on development and commercialization collaborators to develop and conduct clinical trials, obtain regulatory approvals, and if approved, market and sell product candidates. If such collaborators fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be harmed.

We currently have no marketing, sales or distribution infrastructure with respect to our product candidates. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we may not be successful in commercializing our product candidates.

If the market opportunities for our product candidates are smaller than we believe they are, our product revenues may be adversely affected and our business may suffer.

adversely affected and our business may suffer.

If conflicts arise with our development and commercialization collaborators or licensors, they may act in their own self-interest, which may be adverse to the interests of our company.

We intend to rely on third parties to manufacture product candidates, which increases the risk that we will not have sufficient quantities of such product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

We rely on third parties in the conduct of all of our preclinical studies and intend to rely on third parties in the conduct of all of our future clinical studies. If these third parties do not successfully carry out their duties, fail to comply with applicable regulatory requirements or meet expected deadlines, we may be unable to obtain regulatory approval for our drug candidates.

We currently have no sales organization. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell our drug candidates effectively in the United States and/or foreign jurisdictions, if approved, or generate product revenue.

Our existing collaborations as well as additional collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our drug candidates.

If any third parties renege on verbal and/or written agreements made it could materially impact what can be achieved.

Competition. One or more competitors may already exist or emerge. Competition may erode pricing power.

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities may be negatively impacted.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our product candidates that receive marketing approval, or such authorities do not grant such products appropriate periods of data exclusivity before approving generic versions of such products, the sales of such products could be adversely affected.

We face significant competition in an environment of rapid technological and scientific change, and our drug candidates, if approved, may face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration. Many of our competitors have significantly greater resources than we do and we may not be able to successfully compete.

If any of our small molecule drug candidates obtain regulatory approval, additional competitors could enter the market with generic versions of such drugs, which may result in a material decline in sales of affected products.

Any biologic, or large molecule, drug candidates for which we intend to seek approval may face competition sooner than anticipated.

We may seek orphan drug designation for certain future drug candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

Risk of natural disaster, war, etc. Risk of security breaches. Company brand may be damaged by one or more of a variety of events, including (without restriction) Negative press, Ill behavior of employees and/or customers, Security breaches, inventory recall, etc.

Dependence on founder. Risk that founder may leave the company or become unable to operate the company. As a startup organization, the company is still very dependent on its founder. If anything catastrophic or bad were to happen to him, and/or if he were to leave, the future of the company may be compromised. Company currently does not carry key person life insurance. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results. The success of the Company may depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

We may not be able to attract and/or retain employees we might need in the future in order to effectively manage and grow our company, which would affect our success.

We could experience difficulty in retaining management staff. The time and costs of hiring and training new employees may prove a burden to the Company. Though all staff will probably be required to sign nondisclosure and noncompete agreements, terminated employees could still steal trade secrets and the resulting legal fees could be substantial. Employee(s) may steal trade secrets and/or start a competing business.

This offering uses the Simple Agreement for Future Equity (SAFE), which arguably has (along with advantages) some risk(s) inherent to it. The SAFE document is herein incorporated in its entirety (to this disclosure of risks section) by reference. One or more risks may be explicit or implicit therein.

Limited Operating History (little history to evaluate, no revenue). The Company is an early stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions (e.g., interest rates/economic strength affect investor and/or consumer demand), government regulatory activity (e.g., future laws/regulations may arise), and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business. Since our formation, we have not generated any revenues.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Forward-Looking Statements. This offering may contain forward-looking statements, which are generally statements that are not historical facts. Without restriction, forward-looking statements can be identified by the words "expects", "anticipates", "believes", "intends", "estimates", "plans", "will", "outlook" and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. We undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors.

No one can predict the future.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In short: investing in start-ups is high risk, most start-ups fail, only invest money that you can afford to lose.

PREFACE: (READ THIS FIRST): In the present (subject to change) plan, the company has, in the near and long term, ambitions in cosmetics (for which clinical trials aren't required) and, in the long term, ambitions in medicine (for which clinical trials are required). Some of the risks mentioned here, especially those relating to clinical trials and/or regulatory approval, are specific or disproportionate to the latter whilst others are applicable to both, and perhaps a few might be specific to the cosmetics utility. It is probably fair to say that there are more and larger costs and risks associated with the medical ambitions, which is why, in the present (subject to change) plan, they are being largely postponed until the company can hopefully get on a firmer footing, perhaps even generating revenue and profit, with the cosmetics ambitions first. END OF PREFACE.

Drug(s) might not work as predicted/expected. There is much scientific risk here. Might fail efficacy and/or safety. For medical (but not cosmetic) use clinical trials are required, which are expensive and have high rates of failure.

We are a preclinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We anticipate that we will incur losses for the foreseeable future, which, together with our limited operating history, make it difficult to assess our future viability.

Our business is heavily dependent on the successful development, regulatory approval, and commercialization of our drug candidates, all of which are in early stages of development.

Our product candidates, at least for any medical use(s), will need to undergo preclinical and clinical trials that are time consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If preclinical or clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and any other comparable regulatory authority, additional costs may be incurred or delays experienced in completing the development of these product candidates, or their development may be abandoned.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any collaborators, will obtain marketing approval to commercialize a product candidate.

We are at a very early stage in our development efforts, our product candidates represent a new category of medicines and may be subject to heightened regulatory scrutiny until they are established as a therapeutic modality.

We may not be successful in our efforts to identify or discover additional product candidates.

We are substantially dependent on the success of our internal development programs and of our product candidates which may not successfully complete clinical trials, receive regulatory approval or be successfully commercialized.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Results of preclinical studies and early clinical trials may not be predictive of results of future clinical trials.

Our current or future product candidates may cause undesirable side effects or have other properties when used alone or in combination with other approved products or investigational new drugs that could halt their clinical development, prevent their marketing approval, limit their commercial potential or result in significant negative consequences.

We may seek designations for our product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

We may seek priority review designation for one or more of our product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not mean that we will be successful in obtaining marketing approval of our current and future product candidates in other jurisdictions.

The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Even if we receive marketing approval of a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products, if approved.

We may be unable to obtain regulatory approval for our drug candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of our drug candidates and adversely impact our potential to generate revenue, our business and our results of operations.

Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

For medical use(s), the commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, payors and others in the medical community.

For medical use(s), the insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws health information privacy and security laws, and other health care laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare legislative reform measures and constraints on national budget social security systems may have a material adverse effect on our business and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

If we fail to comply with our obligations under any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.

Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of the shares and dilute shareholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common and/or preferred stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

Unfavorable global economic or political conditions could adversely affect our business, financial condition or results of operations.

Significant disruptions of information technology systems or breaches of data security could materially adversely affect our business, results of operations and financial condition.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Even if we obtain regulatory approval for a drug candidate, our products will remain subject to regulatory scrutiny.

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and may affect the prices we may set.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Recent U.S. tax legislation and future changes to applicable U.S. tax laws and regulations may have a material adverse effect on our business, financial condition and results of operations.

Success is heavily dependent on patent protection, which might not be achieved and/or might be ignored/contested. And/or we may have insufficient money to maintain.

If we are unable to obtain and maintain patent and/or other intellectual property protection for our products and product candidates, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products and product candidates may be adversely affected.

Issued patents covering our products and product candidates could be found invalid or unenforceable if challenged in court or in administrative proceedings. We may not be able to protect our trade secrets in court.

We may be subject to claims challenging the inventorship or ownership of the patents and other intellectual property.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

If we do not obtain patent term extension and data exclusivity for our products and product candidates, our business may be materially harmed.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products and product candidates.

Might run out of money. And be unable to raise more money. Or forced to raise more money on punitive terms.

Even if this offering is successful, we might need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product discovery and development programs and/or commercialization efforts.

We expect to incur losses for the foreseeable future, and we may never achieve or maintain profitability.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We may require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

Company is very reliant on its Founder and so, at least in the short-term, could be adversely affected if they depart, get sick, die, etc.

We only have zero or a limited number of employees to manage and operate our business.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Our employees, independent contractors, consultants, collaborators and contract research organizations may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

If we fail to attract and retain senior management and key scientific personnel, we may be unable to successfully develop our lead drug candidates or any future drug candidates, conduct our clinical studies and commercialize our current or any future drug candidates.

Company Discretion to Spend Investments. The invested monies will be used by the Company in the ways management deems most effective towards the Company's goals. This means that, although we definitely have plans for the proceeds, the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of your investment.

Government regulation/oversight. We may be subject to present and/or future governmental regulations. Aspects of our business and our products may be regulated at one or more of the local, state, and federal levels. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

We do and will rely on various intellectual property rights in order to operate our business. Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our products and technology, we rely on a combination of trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights. Technology/biotech/pharmaceutical companies, including many of the Company's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

There is no guarantee that any trademark or other applications we have filed, or may in the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

Industrial espionage is a relevant risk, such as from illegal acts of potential competitors.

Industrial espionage is a relevant risk, such as from illegal acts of potential competitors.
We make a significant effort to protect our intellectual property rights. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy/use our intellectual property. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We may fail to obtain or maintain the extent of protection desired.

Raising future funds. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or existing investors. The Company may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. To the extent that the Company raises additional funds through collaboration and product licensing arrangements, the Company may be required to relinquish some rights to the Company's proprietary information or product trade secrets and protected intellectual property, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate their research and development programs or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair

market estimate of the value remaining in the Company, will be equal to or exceed the value of the investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

with voting rights cause the Company to issue additional stock, an investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ❓ for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Biophysical Therapeutics, Inc.

Delaware Corporation
Organized October 2022
1 employees
CSC, 251 Little Falls Dr

Wilmington DE 19808 https://biophysicaltherapeutics.com/

Business Description

Refer to the Biophysical Therapeutics, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Biophysical Therapeutics, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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